PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000
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RANDOLPH E. PAUL (1946-1956)
LOUIS S. WEISS (1927-1950)
SIMON H. RIFKIND (1950-1995)
JOHN F. WHARTON (1927-1977)
LLOYD K. GARRISON (1946-1991)

WRITER'S DIRECT DIAL NUMBER
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08003261

PROCESSED
JUN 18 2008
THOMSON REUTERS

April 24, 2008

SEC Mail
Mail Processing
Section
JUN 04 2008
Washington, DC
109

SUPPL

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re: ATCO Ltd.
Amendment Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 82-34745)

Dear Sir or Madam:

Pursuant to new Rule 12g3-2(f) promulgated by the Securities and Exchange Commission (the "Commission"), we herewith submit, on behalf of our client ATCO Ltd. (the "Company"), an application for amendment of the Company's existing exemption under Rule 12g3-2(b) (SEC File No. 82-34745).

The Company would like to avail itself of new Rule 12g3-2(f) and, during this and each subsequent year, furnish the information required under Rule 12g3-2(b)(iii) via electronic publication on SEDAR, the electronic information delivery system generally available in Canada, its primary trading market.

Officers of the Company have informed us that all information electronically published will comply with the English translation requirements of new Rule 12g3-2(e).

Doc#: US1:5208773v2

Enclosed is a copy of this letter. Please indicate your receipt of this letter by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact Andrew J. Foley at (212) 373-3078 or myself at (212) 373-3711 if you have any questions or require any additional information.

Very truly yours,

Kathleen McCabe

Kathleen McCabe

cc: Pat Spruin, Corporate Secretary, ATCO Ltd.
Andrew J. Foley

END